UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

March 18, 2005

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanches Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Page
1. Annual Shareholder's meeting	2

EXHIBIT 1

 Santiago, March 11th, 2005

Mr. Alejandro Ferreiro Yazigi
Superintendent of Insurance and Securities
(Superintendente de Valores y Seguros)

Ref: Informs general shareholders meeting notice and proposal of definitive dividend
________________________________________________________________________________

Dear Sir:

By virtue of the stated in Article 63 of Law 18.046 referred to Corporations and the stated in Communication N. 614 and 660 issued by said Superintendence of Insurance and Securities, we inform you the following:

General Shareholders Meeting Notice

The Board of AES Gener S.A., during its ordinary meeting N. 491 held on March 9th of current year, agreed to call for a General Shareholders Meeting to be held on April 7th, 2005, at 11: 00 hrs., at the Consorcio Nacional de Seguros Building's Auditorium, located in Av. El Bosque Sur N. 130 and Napoleon Street, Las Condes, Santiago.

Matters to be considered are as follows:

GENERAL SHAREHOLDERS MEETING

1. Approval of Financial Statements and Annual Report for the period ending on December 31st, 2004, including the External Auditors report.;

2. Benefits distribution and dividends allocation and, in particularly, a definitive dividend payment of $1.05656 per share;

3. Appointment of members of the Board;

4. Determination of the salary of the members of the Board's Committee, approval of the Committee's and its counsels budget for 2005 and report of the expenses and activities carried out by said Committee during 2004.

5. Designation of External Auditors for the year 2005;

6. Dividends Policy;

7. Operations Report as per article 44 of Law N. 18.046 referred to Corporations; and

8. Other matters pertinent to this kind of Meetings.

All regular shareholders who are registered in the Shareholder Registry (Registro de Accionistas) as of April 1st, 2005, shall have the right to participate in this Meeting.

The proxy process, if applicable, shall be held the same day of the Meeting, from 10:00 to 11:00 hrs., at the premises indicated for the Meeting. Definite resolution, in such case, shall be adopted during the Meeting.

Proposal for definitive dividend

In turn, in compliance with Communication N. 660 of said Superintendence, we inform, as relevant information, that during the hereinbefore mentioned Board of Directors Meeting, where the Regular Shareholders Meeting was called, the Board agreed to propose to the shareholders, the distribution of a definitive dividend of $1.05656 per share, to be charged to benefits of the period ending on December 31, 2004, which, in the event of being approved, shall be paid to the shareholders on the date the Meeting determines.

Cordially,

AES Gener S.A.

Francisco Javier Castro Crichton
Chief Executive Officer (s)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	March 18, 2005	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer

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